Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 28, 2007, relating to the consolidated financial statements and financial statement schedules of Health Net, Inc. (the “Company”), which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in its method of accounting for share-based compensation in 2006, and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2006 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche

Los Angeles, California

May 12, 2007